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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                      AUGUST                    , 20 03
                 -----------------------------------------------     --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                        (REGISTRANT)




DATE     AUGUST 28, 2003                    BY /s/ Rochiman Sukarno
     -----------------------                   ---------------------------------
                                                          (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                                  -------------
                           No.TEL.360 /PR000/UHI/2003

     TELKOM SIGNED MASTER OF PROCUREMENT PARTNERSHIP AGREEMENT WITH PT. INTI


JAKARTA, AUGUST 28, 2003. We hereby announced that on August 26, 2003, PT Telekomunikasi Indonesia, Tbk. ("TELKOM") and PT INTI has signed a Master of Procurement Partnership Agreement ("MPPA") with a total contract value of USD22,147,267.19 and IDR65,362,426,881 (excluding value added tax 10%).

The Agreement includes: system planning, manufacturing, delivery, and construction of Fixed Wireless Access CDMA 2000-1X system. Period of the Agreement is 34 months as of the signing of the Agreement, which also include a Service Level Agreement ("SLA") which amounted to USD1,368,366 and IDR9,537,188,782. The SLA is effective for 27 months upon the success of the acceptance test of all or a portion of the equipment that have been installed.

The MPPA between TELKOM and PT INTI consist of the construction of 222,300 lines of Base Station System for USD114.36 per-line in Regional Division III West Java and Banten area.

TELKOM will use the "Pay as you Grow" concept under which TELKOM will make 10% payment of the purchase order following the delivery of goods (on sight) and 15% payment of the purchase order upon the success of the acceptance test of all or a portion of the equipment that have been installed. The remaining 75% payment of each purchase order would be made once the lines have been sold to the customers, with the maximum period of 4 years.



WOERYANTO SOERADJI
Corporate Secretary


For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
PHONE   : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID